

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Rodman Schley
Chief Executive Officer and Chief Financial Officer
EvolveX Equity Fund LLC
7491 Kline Drive
Arvada, CO 80005

>   **Re: EvolveX Equity Fund LLC**
>   **Post-Qualification Amendment No. 2 to Form 1-A**
>   **Filed December 22, 2022**
>   **File No. 024-11892**

Dear Rodman Schley:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

<u>1-A POS filed December 22, 2022</u>

<u>General</u>

1.   We note your response to comment 1. However, you still describe an 8% return on page 29 and in the operating agreement. Please revise or advise.

       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Real Estate & Construction

cc: Nicholas Antaki